July 29, 2009

Reid Hooper
Staff Attorney
Larry Spirge
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

               Re:           Executive English Institute, Inc.
Registration Statement on Form S-1/A
Filed on July 17, 2009
File No. 333-158528

Dear Mr. Hooper:

The following are our responses to your comment letter dated July 24, 2009.

Age of Financial Statements

1.           Please update the financial statements and other financial information to include the interim period ended May 31, 2009, as required by Rule 8-08 of Regulation S-X.

Updated to May 31, 2009.

Use of Proceeds, page 15

2.           We note your response to our prior comment one in our letter dated July 8, 2009.  Also, we note the added disclosure in the table reflecting the allocation of net proceeds  from the offering.   However, the amounts provided in this table exceed your net proceeds ($58,984.28 v. $62,484,28).   Please reconcile the amounts provided in this section.  In addition, revise your disclosure following the table to coincide with the disclosure in the table.

Reconciled and Revised for consistency.

3.           We note your response to our prior comment three in our letter dated July 8, 2009.  Yet we still note inconsistencies in your registration statement related to how long only raising the minimum will allow the company to operate (6 months v. 1year?).

Revised for consistency.

List of Selling Shareholders, page 18

4.           Please delete the date above the table and confirm that the table has been updated through the date of the most recent amendment to the registration statement.

Deleted and  table has been updated to the date of the amendment.

Business, page 20

5.           Please expand your disclosure on page 23 to discuss the concepts and other intellectual property developed by Mr. Rudish.  Briefly describe how these concepts will help Executive English Institute, Inc. carry out its business plan.  In addition, clarify how “third party service providers” will help develop these concepts.

While serving as a middle school teacher and administrator Mr. Rudish developed a reading program for students who were reading below their grade level but whose test scores indicated average or higher intelligence.

The program “Prime Time Reading Program” is used by the Clark County School District, Las Vegas, NV and Nova University.   Mr. Rudish gave this program to both institutions at no charge.

Securities Ownership of Certain Beneficial Owners and Management, page 25

6.           We note the date of the table is as of January 31, 2009.  Please provide as of a more recent date.  Refer to Item 403 of Regulation S-K.

Date updated.

Interests of Named Experts and Counsel, page 31

7.           Your reference to Item 509 of Regulation S-B is incorrect.   Revise your disclosure to reflect the definition of an “expert” as defined in Item 509 of Regulation S-K.

Revised.

Note B, Private Placement, page F-12

8.           We note your response to prior comment nine in our letter dated July 8, 2009; however it does not appear that any change has been made to the document.  The disclosure on page F-12 indicates that you undertook a private placement in December 2008, offering two million shares at a price of $0.005 per share.  However, you disclose an issuance in December 2008 of 15 million shares at a price of $0.001.  Please revise to correct this inconsistency.

Revised.

Exhibit 99.B

9.           We note your response to our prior comment 10 in our letter dated July 8, 2009.  However, we note you did not furnish the revised questionnaire as an exhibit to your registration statement.  Please furnish the exhibit in a subsequent attachment so that we may review it.

Exhibit furnished.

Very truly yours,

/s/ Steve Rudish

Steve Rudish, President
Executive English Institute, Inc.